UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ULTRA PETROLEUM CORP.

(Name of Issuer)

Common Stock, without par value per share

(Title of Class of Securities)

903914208

(CUSIP Number)

Andrew K. Schinder

Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903914208		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,318,555

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,318,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,318,555

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) IA/PN

CUSIP No. 903914208		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,318,555

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,318,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,318,555

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 903914208		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,318,555

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,318,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,318,555

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 903914208	13D

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock (the “Shares”) of Ultra Petroleum Corp., a Yukon, Canada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 116 Inverness Drive East, Suite 400, Englewood, Colorado 80112.

Item 2.  Identity and Background.

(a) The persons filing this Schedule 13D are: (i) Avenue Capital Management II, L.P., a Delaware limited partnership (“Avenue Capital Management”); (ii) Avenue Capital Management II GenPar, LLC, a Delaware limited liability company; and (iii) Marc Lasry, a United States citizen (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.

(c)  Avenue Capital Management II, L.P. is an investment adviser.  Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P.  Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons used a total of approximately $78,244,018.02 to acquire the Shares reported in this Schedule 13D (excluding 1,659,980 Shares that are being reported that may be purchased upon exercise of certain warrants). The source of the funds used to acquire the Shares reported herein, excluding such warrant shares, is the working capital of the Avenue Funds (as defined in Item 5(d) below).  The Reporting Persons also exchanged (i) approximately $90,320,000 aggregate principal amount of certain 6.875% Senior Notes due 2022 (the “2022 Senior Notes”) and (ii) $28,250,000 aggregate principal amount of certain 7.125% Senior Notes due 2025 (the “2025 Notes” and, together with the 2022 Notes, the “Old Notes”) of Ultra Resources, Inc., a Delaware corporation (“Ultra Resources”), a wholly owned subsidiary of the Issuer, owned by the Avenue Funds for (a) approximately $83,673,000 aggregate principal amount of new 9.00% Cash / 2.00% PIK Senior Secured Second Lien Notes due July 2024 of Ultra Resources (the “New Notes”) and (b) an aggregate of 1,659,980 new warrants of the Issuer each entitling the holder thereof to purchase one Share (each a “Warrant” and, collectively, the “Warrants”).

Item 4.  Purpose of Transaction.

The Avenue Funds acquired the Shares for investment purposes.  The Avenue Funds may buy, sell, short, hedge or enter into other transactions in the Shares.  The Avenue Funds reserve the right directly or indirectly to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of such securities, including Shares, or other factors.

The Reporting Persons intend to recommend that the Issuer review opportunities to maximize shareholder value, including (without limitation) changes to capital structure, utilization of significant assets, and/or possible strategic transactions. The Reporting Persons may also develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, organizational documents, Board composition, governance, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, utilization of significant assets, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets.  Without limiting the foregoing, such plans or proposals may relate to or result in one or more of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to have discussions with all or some of the following: the Issuer’s management, board of directors, other shareholders and/or third parties, including, potential advisers, potential acquirers and financing sources, relating to the Issuer and the plans or proposals referenced above.  The Reporting Persons intend to have such discussions to enhance shareholder value. The Reporting Persons may exchange information with the Issuer and any of the above-referenced parties pursuant to appropriate confidentiality or similar agreements.  The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Schedule 13D relates is 14,318,555.  Such aggregate number of Shares represents 7.2% of the common stock of the Issuer.  The percentage reported in this Schedule 13D is calculated based upon 197,053,583 Shares reported to be outstanding as of October 25, 2018 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2018.

(b) Marc Lasry shares the power to vote or to direct the voting of, and shares the power to dispose or to direct the disposition of, 14,318,555 Shares with Avenue Capital Management and Avenue Capital Management II GenPar, LLC.

(c) The following transaction has been effected by Avenue Capital Management on behalf of the Avenue Funds over the last 60 days. Avenue Capital Management acquired 1,659,980 Warrants on December 21, 2018 (settled on January 24, 2019) on behalf of the Avenue Funds through an exchange transaction with the Issuer as partial consideration for the Old Notes.

(d) Collectively, the securities reported in this Schedule 13D are held directly by: Avenue Energy Opportunities Fund, L.P., a Delaware limited partnership, Avenue Special Opportunities Fund II, L.P., a Delaware limited partnership,  Avenue PPF Opportunities Fund, L.P., a Cayman Islands exempted limited partnership, Avenue Strategic Opportunities Fund, L.P., a Delaware limited partnership, Avenue Energy Opportunities Fund II, L.P., a Delaware limited partnership, and Destinations Multi Strategy Alternatives Fund, a series of the Brinker Capital Destinations Trust, a Delaware statutory trust (collectively the “Avenue Funds”).  Avenue Capital Management is an investment adviser to each of the Avenue Funds.  Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Capital Management.  Marc Lasry is the managing member of Avenue Capital Management II GenPar, LLC.  Mr. Lasry is deemed to be the indirect beneficial owner of the securities reported by reason of his ability to direct the voting and/or disposition of such securities, and his pecuniary interest in such shares (within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended) is a fractional interest in such amount.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 17, 2018, Avenue Capital Management, on behalf of the Avenue Funds, entered into an Exchange Agreement with the Issuer, Ultra Resources, and certain other subsidiaries of the Issuer pursuant to which Avenue Capital Management and certain other holders agreed to exchange Old Notes for New Notes and Warrants. The exchange was completed as of December 21, 2018.  The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Exchange Agreement, which is filed as Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on December 26, 2018 and is incorporated by reference in this Item 6 and referenced as Exhibit 99.7 hereto.

The Warrants are initially exercisable for one Share per Warrant at an initial exercise price of $0.01 per Warrant. No Warrants will be exercisable until the date on which the volume-weighted average price of the Shares is at least $2.50 per Share for 30 consecutive trading days (the “Trading Price Condition”). Subject to the Trading Price Condition, the Warrants are exercisable at the option of the holders thereof until 5:00 p.m., New York City time, on July 14, 2025, at which time all unexercised Warrants will expire and the rights of the holders of such Warrants to purchase Shares will terminate.  The foregoing description of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Warrant Agreement, which is filed as Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on December 26, 2018 and is incorporated by reference in this Item 6 and referenced as Exhibit 99.8 hereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.5                              Joint Filing Agreement by and among the Reporting Persons dated February 1, 2019.

Exhibit 99.6                              Power of Attorney for Marc Lasry dated January 28, 2019.

Exhibit 99.7                              Exchange Agreement, dated as of December 17, 2018, by and among Ultra Petroleum Corp., Ultra Resources, Inc., certain subsidiary guarantors thereto and certain noteholders (including Avenue Capital Management) (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on December 26, 2018).

Exhibit 99.8                              Warrant Agreement, dated as of December 21, 2018, by and among Ultra Petroleum Corp., Computershare Inc. and Computershare Trust Company N.A., as warrant agent (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed on December 26, 2018).

CUSIP No. 903914208	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Andrew K. Schinder as attorney-in-fact
Name: Marc Lasry
Title: Managing Member

MARC LASRY

By:	/s/ Andrew K. Schinder as attorney-in-fact

CUSIP No. 903914208	13D

Exhibit Index

Exhibit 99.5                              Joint Filing Agreement by and among the Reporting Persons dated February 1, 2019.

Exhibit 99.6                              Power of Attorney for Marc Lasry dated January 28, 2019.

Exhibit 99.7                              Exchange Agreement, dated as of December 17, 2018, by and among Ultra Petroleum Corp., Ultra Resources, Inc., certain subsidiary guarantors thereto and certain noteholders (including Avenue Capital Management) (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed on December 26, 2018).

Exhibit 99.8                              Warrant Agreement, dated as of December 21, 2018, by and among Ultra Petroleum Corp., Computershare Inc. and Computershare Trust Company N.A., as warrant agent (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed on December 26, 2018).